Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 31, 2005

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on March 31, 2005, entitled "AGM notice issued by Statoil".

AGM notice issued by Statoil

Statoil (OSE: STL, NYSE: STO) will hold its annual general meeting from 17.00 on Wednesday 11 May 2005 at Stavanger Forum, Gunnar Warebergsgate 13, Stavanger.

The agenda will be as follows:

1. Opening of the annual general meeting by the chair of the corporate assembly.

2. Registration of attending shareholders and proxies.

3. Election of a chair of the meeting.

4. Election of a person to co-sign the minutes together with the chair of the meeting.

5. Approval of the notice and the agenda.

6. Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2004, including the board of directors’ proposal of an ordinary and extraordinary dividend. The board proposes a dividend of NOK 5.30 per share, of which NOK 2.10 per share is an extraordinary dividend.

7. Determination of remuneration for the company’s auditor.

8. Authorisation to acquire own shares in order to continue implementation of the share saving plan for employees.

See the full notice for the meeting and registration form at: www.statoil.com/register

Further information from:

Mari Thjømøe, senior vice president investor relations, tel: +47 90 77 78 24 (mobile), +47 51 99 77 90 (office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: March 31, 2005	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer